Exhibit 99.1

Envigado, November 13, 2025.

INCLUSION IN THE MSCI COLCAP INDEX BASKET

(“OTHER EVENTS”)

Almacenes Éxito S.A. (“Éxito” or the “Company”) hereby informs its shareholders and the market in general that, in line with the announcement published by the Colombian Stock Exchange (“BVC”) in its information bulletin dated November 12, 2025, as of November 25, 2025, the Company will be included in the MSCI COLCAP index basket.

The MSCI COLCAP is an index calculated by Morgan Stanley Capital International (“MSCI”), which includes the most liquid stocks in the Colombian market, which are weighted based on their adjusted market cap.

Important Notice Regarding Forward-Looking Statements:

This document contains forward-looking statements. These statements are statements that are not historical facts and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the Company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.